Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Proxy Form for Use by Shareholders at the 2012 Extraordinary General Meeting	Number of shares to which this proxy form relates (Note 1)

I/We (Note 2)

of

being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/                                                                                                                                   (Note 3)

of

as my/our proxy to attend and vote on my/our behalf at the 2012 extraordinary general meeting of the Company (or any adjournment thereof ) (“EGM”) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on Thursday, 27 September 2012 at 9:30 a.m. in respect of the special resolution set out in the notice convening the EGM (the “EGM Notice”) as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/ her own discretion.

RESOLUTION		FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING(Note 4)
THAT the following special resolutions are reviewed and approved
1.	To review and approve the proposed amendments to the articles of association of the Company (details as set out in the EGM Notice)

Date: 2012	Signature of the shareholder (Note5):

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alternation made to this proxy form must be signed by the person who signs it.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/ her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.

5.	This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

6.	Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.